SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

ZEROFOX HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

98955G103

(CUSIP Number)

Jessica Healey

Authorized Officer

Highland Management Partners 9 LLC

One Broadway, Floor 14

Cambridge, MA 02142

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 3, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 98955G103

1	NAMES OF REPORTING PERSONS Highland Management Partners 9 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,157,788 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,157,788 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,157,788 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Consists of (i) 9,326,445 shares held of record by Highland 9 (as defined in Item 2(a) below), (ii) 4,017,272 shares held of record by Highland 9-B (as defined in Item 2(a) below) and (iii) 814,071 shares held of record by HEF 9 (as defined in Item 2(a) below). HMP 9 LLC (as defined in Item 2(a) below) is the sole general partner of HMP 9 LP (as defined in Item 2(a) below), which is the sole general partner of each of Highland 9, Highland 9-B and HEF 9. Each of HMP 9 LLC and HMP 9 LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova, Paul Maeder and Corey Mulloy, a member of the Issuer’s board of directors, are the managing members of HMP 9 LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

This percentage is calculated based on 117,983,659 shares of Common Stock outstanding as of August 8, 2022, as reported by the Issuer in its Current Report on Form 8-K dated August 3, 2022 and filed with the United States Securities and Exchange Commission (the “Commission”) on August 9, 2022 (File No. 001-39722) (the “Form 8-K”).

CUSIP No. 98955G103

1	NAMES OF REPORTING PERSONS Highland Management Partners 9 Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,157,788 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,157,788 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,157,788 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

Consists of (i) 9,326,445 shares held of record by Highland 9, (ii) 4,017,272 shares held of record by Highland 9-B and (iii) 814,071 shares held of record by HEF 9. HMP 9 LLC is the sole general partner of HMP 9 LP, which is the sole general partner of each of Highland 9, Highland 9-B and HEF 9. Each of HMP 9 LLC and HMP 9 LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova, Paul Maeder and Corey Mulloy, a member of the Issuer’s board of directors, are the managing members of HMP 9 LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	This percentage is calculated based on 117,983,659 shares of Common Stock outstanding as of August 8, 2022, as reported in the Form 8-K.

CUSIP No. 98955G103

1	NAMES OF REPORTING PERSONS Highland Capital Partners 9 Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,326,445 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,326,445 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,326,445 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.9% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

These shares are held of record by Highland 9. HMP 9 LLC is the sole general partner of HMP 9 LP, which is the sole general partner of Highland 9. Each of HMP 9 LLC and HMP 9 LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova, Paul Maeder and Corey Mulloy, a member of the Issuer’s board of directors, are the managing members of HMP 9 LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	This percentage is calculated based on 117,983,659 shares of Common Stock outstanding as of August 8, 2022, as reported in the Form 8-K.

CUSIP No. 98955G103

1	NAMES OF REPORTING PERSONS Highland Capital Partners 9-B Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,017,272 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,017,272 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,017,272 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 3.4% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

These shares are held of record by Highland 9-B. HMP 9 LLC is the sole general partner of HMP 9 LP, which is the sole general partner of Highland 9-B. Each of HMP 9 LLC and HMP 9 LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova, Paul Maeder and Corey Mulloy, a member of the Issuer’s board of directors, are the managing members of HMP 9 LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	This percentage is calculated based on 117,983,659 shares of Common Stock outstanding as of August 8, 2022, as reported in the Form 8-K.

CUSIP No. 98955G103

1	NAMES OF REPORTING PERSONS Highland Entrepreneurs’ Fund 9 Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 814,071 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 814,071 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 814,071 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.7% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

These shares are held of record by HEF 9. HMP 9 LLC is the sole general partner of HMP 9 LP, which is the sole general partner of HEF 9. Each of HMP 9 LLC and HMP 9 LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova, Paul Maeder and Corey Mulloy, a member of the Issuer’s board of directors, are the managing members of HMP 9 LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	This percentage is calculated based on 117,983,659 shares of Common Stock outstanding as of August 8, 2022, as reported in the Form 8-K.

CUSIP No. 98955G103

1	NAMES OF REPORTING PERSONS Corey Mulloy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,157,788 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,157,788 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,157,788
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 9,326,445 shares held of record by Highland 9, (ii) 4,017,272 shares held of record by Highland 9-B and (iii) 814,071 shares held of record by HEF 9. HMP 9 LLC is the sole general partner of HMP 9 LP, which is the sole general partner of each of Highland 9, Highland 9-B and HEF 9. Each of HMP 9 LLC and HMP 9 LP may be deemed to have voting, investment and dispositive power with respect to these securities. Robert Davis, Daniel Nova, Paul Maeder and Corey Mulloy, a member of the Issuer’s board of directors, are the managing members of HMP 9 LLC and may be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	This percentage is calculated based on 117,983,659 shares of Common Stock outstanding as of August 8, 2022, as reported in the Form 8-K.

CUSIP No. 98955G103

Item 1. Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the Common Stock, par value $0.0001 per share (“Common Stock”), of ZeroFox Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1834 S. Charles Street, Baltimore, MD 21230. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background.

(a) This Statement is being filed by Highland Capital Partners 9 Limited Partnership (“Highland 9”), Highland Capital Partners 9-B Limited Partnership (“Highland 9-B”), Highland Entrepreneurs’ Fund 9 Limited Partnership (“HEF 9” and together with Highland 9 and Highland 9-B, the “Highland Funds”), Highland Management Partners 9 Limited Partnership (“HMP 9 LP”), Highland Management Partners 9 LLC (“HMP 9 LLC” and together with Highland 9, Highland 9-B, HEF 9, HMP 9 LP, the “Reporting Entities”) and Corey Mulloy. The Reporting Entities and Mr. Mulloy collectively are referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The principal business address of each Reporting Person is One Broadway, Floor 14, Cambridge, MA 02142.

(c) Each of the Highland Funds is a venture capital investment entity. HMP 9 LP is the sole general partner of each of the Highland Funds, and HMP 9 LLC is the sole general partner of HMP 9 LP. Mr. Mulloy is a managing member of HMP 9 LLC and is a member of the Board of Directors of the Issuer.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) HMP 9 LLC is a limited liability company organized under the laws of the State of Delaware. Each of HMP 9 LP and each Highland Fund is a limited partnership organized under the laws of the State of Delaware. Mr. Mulloy is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

All of the securities reported herein as beneficially owned by the Reporting Persons were acquired either (i) pursuant to the Business Combination Agreement, dated as of December 17, 2021, by and among L&F Acquisition Corp., a Cayman Islands exempted company (“L&F”) which domesticated and continues as a Delaware corporation, changing its name to “ZeroFox Holdings, Inc.” and referred to in this Statement as the Issuer (the “Domestication”), L&F Acquisition Holdings, LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of the Issuer (“L&F Holdings”), ZF Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of L&F Holdings (“ZF Merger Sub”), IDX Merger Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of L&F Holdings (“IDX Merger Sub”), IDX Forward Merger Sub, LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of L&F Holdings (“IDX Forward Merger Sub”), ZeroFox, Inc., a Delaware corporation (“ZeroFox”), and ID Experts Holdings, Inc., a Delaware corporation (“IDX”) (the “Business Combination Agreement”) or (ii) pursuant to the terms of a Common Equity Subscription Agreement entered into by and between the Issuer and the Highland Funds on December 17, 2021 (the “Common Equity PIPE Financing”).

In connection with the Domestication, prior to the ZF Effective Time and the IDX Effective Time (as such terms are defined below), among other things, (i) each of the then-issued and outstanding Class A ordinary share, par value $0.0001 per share, of L&F (the “Class A Ordinary Shares”) converted, on a one-for-one basis, into one share of the Issuer’s Common Stock, (ii) each of the then-issued and outstanding Class B ordinary share, par value $0.0001 per share, of L&F converted, on a one-for-one basis, into one share of the Issuer’s Common Stock, and (iii) each then-issued and outstanding whole warrant exercisable for one Class A Ordinary Share converted into a warrant exercisable for one share of the Issuer’s Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the Warrant Agreement, dated as of November 23, 2020, by and between L&F and Continental Stock Transfer & Trust Company. In connection with clauses (i) and (iii) of this paragraph, each issued and outstanding unit of L&F that had not been previously separated into the underlying Class A Ordinary Shares and the underlying L&F warrants was cancelled and entitled the holder thereof to receive one share of the Issuer’s Common Stock and one-half of one of the Issuer’s warrants.

The Business Combination (as defined below) closed on August 3, 2022 (the “Closing”). Pursuant to the Business Combination Agreement, following the Domestication (i) ZF Merger Sub merged with and into ZeroFox (the “ZF Merger”), with ZeroFox being the surviving company in the ZF Merger and continuing (immediately following the ZF Merger) as a direct, wholly-owned subsidiary of L&F Holdings (the time that the ZF Merger became effective being referred to as the “ZF Effective Time”), (ii) immediately following the ZF Merger, IDX Merger Sub merged with and into IDX (the “IDX Merger”), with IDX being the surviving company in the IDX Merger (referred to herein as “Transitional IDX Entity”) and continuing (immediately following the IDX Merger) as a direct, wholly-owned subsidiary of L&F Holdings (the time that the IDX Merger became effective being referred to as the “IDX Effective Time”), and (iii) immediately following the IDX Merger, Transitional IDX Entity merged with and into IDX Forward Merger Sub (the “IDX Forward Merger,” and together with the ZF Merger and IDX Merger, the “Mergers” and collectively with the Domestication, the “Business Combination”), with IDX Forward Merger Sub being the surviving company in the IDX Forward Merger and continuing (immediately following the IDX Forward Merger) as a direct, wholly-owned subsidiary of L&F Holdings.

The above summary is qualified by reference to the Form 8-K and the full text of the Business Combination Agreement, which is filed as Exhibit 2 to the Statement and is incorporated herein by reference.

The Highland Funds purchased 179,069 shares of Common Stock in the Common Equity PIPE Financing (comprised of (i) 117,962 shares purchased by Highland 9, (ii) 50,811 shares purchased by Highland 9-B and (iii) 10,296 shares purchased by HEF 9), for a purchase price of $10.00 per share, for a total purchase price of $1,790,690.00.

Following the Closing and the Common Equity PIPE Financing, the Reporting Persons held an aggregate of 14,157,788 shares of the Issuer’s Common Stock.

All shares of the capital stock of the Issuer purchased by each Highland Fund have been purchased using investment funds provide to each such Highland Fund by its respective limited partner and general partner investors. Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreement of each of the Highland Funds, the general partner and limited partners of each of the Highland Funds may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with the Closing and as contemplated by the Business Combination Agreement, the Issuer, JAR Sponsor, LLC, the sponsor of L&F (the “Sponsor”), certain prior directors of L&F, Jefferies LLC, and certain former stockholders of ZeroFox and IDX, including the Highland Funds, entered into an Amended and Restated Registration Rights Agreement (the “Rights Agreement”) pursuant to which, among other things, the Issuer granted to the Highland Funds and such other parties customary registration rights with respect to shares of the Issuer’s Common Stock. Pursuant to the Rights Agreement, the Highland Funds will be subject to a 180-day lock-up period following the Closing, during which period the Highland Funds may not transfer their shares, provided that such lock-up period will not apply to any shares acquired in the Common Equity PIPE Financing. The terms and provisions of the Rights Agreement are described more fully in the Form 8-K, and the above summary is qualified in its entirety by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

In connection with the Common Equity PIPE Financing, the Highland Funds entered into a Common Equity Subscription Agreement (the “Subscription Agreement”) to purchase 179,069 shares of Common Stock in the Common Equity PIPE Financing (comprised of (i) 117,962 shares purchased by Highland 9, (ii) 50,811 shares purchased by Highland 9-B and (iii) 10,296 shares purchased by HEF 9), for a purchase price of $10.00 per share, for a total purchase price of $1,790,690.00. The above summary is qualified by reference to the Form 8-K and the full text of the Subscription Agreement, which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated August 12, 2022, by and among the Reporting Persons (filed herewith).

Exhibit 2:	Business Combination Agreement (filed as Annex A to L&F’s Registration Statement on Form S-4 as filed with the Commission on February 7, 2022 (File No. 333-262570) and incorporated herein by reference).

Exhibit 3:	Amended and Restated Registration Rights Agreement (filed as Annex G to L&F’s Registration Statement on Form S-4 as filed with the Commission on February 7, 2022 (File No. 333-262570) and incorporated herein by reference).

Exhibit 4:	Form of Common Equity Subscription Agreement (filed as Annex D to L&F’s Registration Statement on Form S-4 as filed with the Commission on February 7, 2022 (File No. 333-262570) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2022

HIGHLAND CAPITAL PARTNERS 9 LIMITED PARTNERSHIP

By: Highland Management Partners 9 Limited Partnership
Its: General Partner By: Highland Management Partners 9 LLC Its: General Partner

By:	/s/ Jessica Healey
Authorized Officer

HIGHLAND CAPITAL PARTNERS 9-B LIMITED PARTNERSHIP

By: Highland Management Partners 9 Limited Partnership
Its: General Partner By: Highland Management Partners 9 LLC Its: General Partner

By:	/s/ Jessica Healey
Authorized Officer

HIGHLAND ENTREPRENEURS’ FUND 9 LIMITED PARTNERSHIP

By: Highland Management Partners 9 Limited Partnership
Its: General Partner By: Highland Management Partners 9 LLC Its: General Partner

By:	/s/ Jessica Healey
Authorized Officer

HIGHLAND MANAGEMENT PARTNERS 9 LIMITED PARTNERSHIP

By: Highland Management Partners 9 LLC
Its: General Partner

By:	/s/ Jessica Healey
Authorized Officer

HIGHLAND MANAGEMENT PARTNERS 9 LLC

By:	/s/ Jessica Healey
Authorized Officer

/s/ Corey Mulloy
Corey Mulloy